March 25, 2009

Mr. John Cash Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE – MS 7010 Washington, D.C. 20549-7010

Re:	Waste Connections, Inc.
Form 10-K for Fiscal Years Ended December 31, 2007 and 2008
File No. 1-31507
Response to Comment Letter

Dear Mr. Cash:

On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 11, 2009.  The Staff’s comment is repeated below in bold, and is followed by the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Segments, Prior Comment 1

1.
We appreciate your response to our letter concerning segment reporting.  In order for us to fully understand your views, we will need to establish a better understanding about how you monitor your business.  Please address historical practice and any changes implemented pursuant to our comments regarding this subject.  Please advise us fully concerning the following issues:

●
You note that other than EBITDA by district, no other financial metrics are included in the monthly report provided to the CODM.  Tell us whether any other discrete financial information, outside the monthly report, is regularly reviewed by the CODM;

On a weekly basis, the CODM is provided with recyclable commodity price changes, by geographic region.

Mr. John Cash
U.S. Securities and Exchange Commission
March 25, 2009

On a monthly basis, the CODM is provided with landfill volumes and roll off pulls, by geographic region. Additionally, on a monthly basis, the CODM is provided a consolidated balance sheet, consolidated income statement and consolidated cash flow statement.

On a quarterly basis, the CODM is provided with landfill volume internalization totals, by geographic region.

●	Please provide us with revenues and expenses by district for each of the 3 years presented and the interim period available up to the time of your response;

The Company does not currently produce or distribute (nor has it historically produced or distributed) an individual report that contains both revenues and expenses by district.  Because the Company does not produce or distribute the reports requested by the Staff, the Company respectfully requests that the Staff consider withdrawing its request to require the Company to compile such reports for these purposes alone.

●	Tell us in reasonable detail how the budgeted EBITDA is established and approved. Explain whether guideline metrics are used;

The Company uses budget guidelines and metrics to assist in the preparation of the annual budgets. The budget guidelines and metrics are established by, and communicated to, the geographic regions by the Corporate Controller and Chief Operating Officer. The budget guidelines and metrics typically include the following:

●	Volume growth, by geographic region
●	Price growth, by geographic region
●	Recyclable commodity prices
●	Diesel fuel prices per gallon
●	Capital expenditure limits, by geographic region
●	Wage and salary rate increases
●	Auto and workers’ compensation insurance rates and deductibles
●	Employee benefit rates
●	Headcount increases
●	SG&A expenses as a percentage of revenue
●	EBITDA margin improvement, by geographic region

The Company’s three Regional Vice Presidents distribute budget guidelines and metrics to their district managers and controllers, and oversee their respective regions’ budget preparation process.

Mr. John Cash
U.S. Securities and Exchange Commission
March 25, 2009

●	Tell us whether the budgeted EBITDA amounts are approved by the CODM and at what level;

During the annual budget review process, each of the Company’s three Regional Vice Presidents presents his overall regional budget to the Company’s Board of Directors for approval.  As the Chairman of the Board, the CODM participates in this Board approval process of the budget for each of the Company’s three geographic regions, as well as the Company’s consolidated budget.

●	Tell us whether the budgeted EBITDA amounts are provided to the CODM when established;

Although the CODM does not review the budgets for each individual district, the CODM is provided access (via printed reports) to the budgeted EBITDA amounts for each of the Company’s districts and its three geographic operating regions.

●	Explain to us whether he has ever provided feedback in the past concerning budgeted guidelines, in general or for particular budgets of any district;

During the annual budget review process, the CODM reviews selected district budgets, at his discretion.  During this review process, the CODM may require the district to adjust, for example, its budgeted volume growth, budgeted price increase or budgeted capital expenditures.

●	Explain to us whether he has ever given guidance, or made any decisions based on a variance from budget at a district. If so, explain:

While the CODM historically received EBITDA information by district, the Company recently stopped providing the CODM with such information. Therefore, the CODM no longer regularly reviews variances from budget at the district level.  During the CODM’s monthly review of operating results at the consolidated level and the Company’s three geographic operating regions, he may inquire as to which specific districts are experiencing positive or negative variances from budget.  Based on the results of his inquiry, the CODM may contact the appropriate Regional Vice President, discuss reasons for the variances and offer possible solutions to correct or minimize the future impact of the variance.

●	Explain to us the purpose of calculating a variance from budget. How is this information used;

One of the purposes of the Company calculating variances from budget is to determine incentive compensation for its district-level and regional management.  The Company’s district-level and regional management have financial performance goals that must be met or exceeded for the managers to be eligible to receive incentive compensation under the Company’s incentive compensation program.  Positive or negative variance from budget will impact the amount of incentive compensation that the Company accrues and pays to its management personnel.

Mr. John Cash
U.S. Securities and Exchange Commission
March 25, 2009

Additionally, variances from budget are calculated to identify districts with operating results below a minimum acceptable threshold.  The Company utilizes a “district watch list” program for all districts with current year EBITDA variances from budget in excess of negative 5%. Districts reporting or forecasting EBITDA variances meeting or exceeding this threshold are required to provide financial forecasts on a weekly basis to the appropriate Regional Vice President and the Company’s Chief Operating Officer.  The Regional Vice President and Chief Operating Officer utilize this financial information to assess if operational or personnel changes are deemed necessary at the watch list districts.

●	Tell us about your capital expenditure policies and approvals.

The Corporate Controller and Chief Operating Officer provide each geographic region with a budget guideline regarding total capital expenditures.  The capital expenditure budget guidelines typically set a maximum capital expenditure amount (based on a percentage of revenues) for each geographic region.

During the annual budget review process, the Chief Operating Officer reviews all capital expenditure requests and communicates his approval, together with any required changes, directly to the district management, or to the appropriate Regional Vice President if the district management is not present during the district’s budget review.

When capital expenditure orders are ready to be placed, the Company’s district management submits a specific purchase order request for the capital through the Company’s electronic capital expenditure management system.  Capital expenditure requests submitted through the capital expenditure management system include capital approved during the prior budget review process as well as new requests resulting from business development opportunities or other capital needs.  Each capital expenditure request submitted through the electronic capital expenditure management system is required to be approved by the Corporate Controller and the Chief Operating Officer.  The CODM does not have access to the electronic capital expenditure management system and does not review capital expenditure requests.

Consistent with our prior responses and including the information we have provided herein, we believe that the Company's three geographic regions constitute its operating segments.  However, given that there is a regional focus on the way we operate our business and that the rest of the solid waste industry reports their segments on a geographic basis, we do think it would be appropriate to present and will present our three geographic regions as our reportable segments in our subsequent filings.

Mr. John Cash
U.S. Securities and Exchange Commission
March 25, 2009
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Please refer any questions or comments you may have to the undersigned at (916) 608-8200.

Regards,

/s/ Worthing F. Jackman

WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer

cc:	Bret Johnson (SEC, Division of Corporation Finance)
John Hartz (SEC)